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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                450 Fifth Street, N.W.
                                Washington, D.C. 20549



                                      REPORT OF
                INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT



                                  In respect of its
         U.S. Dollar 50,000,000 6% Callable Notes of 1998, due April 7, 2003



                      Filed pursuant to Rule 3 of Regulation BW



                                Dated:  March 23, 1998



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     The following information regarding the U.S. Dollar 50,000,000 6% Callable
Notes of 1998, due April 7, 2003 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus for the Bank's Global Debt Issuance Facility (the "Prospectus"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 15, 1997) is already on file with the Securities and Exchange Commission.


Item 1. Description of Obligations


        (a) U.S. Dollar 50,000,000 6% Callable Notes of 1998, due April 7,
            2003.

        (b) 6%.  Interest payment dates:  April 7 and October 7.

        (c) Maturing April 7, 2003. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

        (d) The Notes are callable by the Bank on April 7, 2000 with five business days' notice.

        (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

        (f)  Not applicable.

        (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

        (h)  See Prospectus, pages 6-10.

        (i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York.

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Item 2. Distribution of Obligations

        The Bank will enter into a Terms Agreement with Chase Securities Inc. as Manager (the "Manager"), pursuant to which the Bank will agree to issue, and the Manager will agree to purchase, a principal amount of the Notes aggregating USD 50,000,000 at 100%, less commissions of 0.20%. The Notes are offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that delivery of the Notes will be made on or about April 7, 1998.

        The Terms Agreement will provide that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

        The Manager proposes to offer all the Notes to the public at the public offering price of 100%. The Manager may offer Notes to or through selected dealers at a price which represents a concession of 0.15% of the principal amount under the public offering price.

Item 3. Distribution Spread


   Price to                 Selling Discounts         Proceeds to
    Public                 and Commissions (1)        the Bank (2)
----------------------     -------------------      ---------------
   Per Unit: 100%                 0.20%                  99.80%

Total: USD 50,000,000          USD 100,000           USD 49,900,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

        None

Item 5. Other Expenses of Distribution

        Not yet known.

Item 6. Application of Proceeds

        The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

        None.

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(1)  See Item 2 for information about concessions.

(2)  Without deducting expenses of the Bank, which are not yet known.

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